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CUSIP No. 685932105               SCHEDULE 13D                      Page 1 of 19
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          OREGON TRAIL FINANCIAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    685932105
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 685932105               SCHEDULE 13D                      Page 2 of 19
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          1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
               Stilwell Value Partners II, L.P.

--------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)
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               (a)  [X]

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               (b)

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          3.   SEC Use Only

               .................................................................
--------------------------------------------------------------------------------
          4.   Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
          6.   Citizenship or Place of Organization:
               Delaware
--------------------------------------------------------------------------------
Number of      7.   Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power: 284,000
Owned by       -----------------------------------------------------------------
Each           9.   Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person
With           10.  Shared Dispositive Power: 284,000
--------------------------------------------------------------------------------
          11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
               284,000
--------------------------------------------------------------------------------
          12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions) [ ]
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11): 8.5%
--------------------------------------------------------------------------------
          14.  Type of Reporting Person (See Instructions)
               PN
--------------------------------------------------------------------------------

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CUSIP No. 685932105               SCHEDULE 13D                      Page 3 of 19
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          1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
               Stilwell Associates, L.P.

--------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)
--------------------------------------------------------------------------------
               (a)  [X]

--------------------------------------------------------------------------------
               (b)

--------------------------------------------------------------------------------
          3.   SEC Use Only

               .................................................................
--------------------------------------------------------------------------------
          4.   Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
          6.   Citizenship or Place of Organization:
               Delaware
--------------------------------------------------------------------------------
Number of      7.   Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power: 284,000
Owned by       -----------------------------------------------------------------
Each           9.   Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person
With           10.  Shared Dispositive Power: 284,000
--------------------------------------------------------------------------------
          11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
               284,000
--------------------------------------------------------------------------------
          12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions) [ ]
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11): 8.5%
--------------------------------------------------------------------------------
          14.  Type of Reporting Person (See Instructions)
               PN
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CUSIP No. 685932105               SCHEDULE 13D                      Page 4 of 19
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          1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
               Stilwell Value LLC

--------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)
--------------------------------------------------------------------------------
               (a)  [X]

--------------------------------------------------------------------------------
               (b)

--------------------------------------------------------------------------------
          3.   SEC Use Only

               .................................................................
--------------------------------------------------------------------------------
          4.   Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
          6.   Citizenship or Place of Organization:
               Delaware
--------------------------------------------------------------------------------
Number of      7.   Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power: 284,000
Owned by       -----------------------------------------------------------------
Each           9.   Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person
With           10.  Shared Dispositive Power: 284,000
--------------------------------------------------------------------------------
          11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
               284,000
--------------------------------------------------------------------------------
          12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions) [ ]
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11): 8.5%
--------------------------------------------------------------------------------
          14.  Type of Reporting Person (See Instructions)
               OO
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CUSIP No. 685932105               SCHEDULE 13D                      Page 5 of 19
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          1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
               Joseph Stilwell

--------------------------------------------------------------------------------
          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)
--------------------------------------------------------------------------------
               (a)  [X]

--------------------------------------------------------------------------------
               (b)

--------------------------------------------------------------------------------
          3.   SEC Use Only

               .................................................................
--------------------------------------------------------------------------------
          4.   Source of Funds (See Instructions) PF, OO

--------------------------------------------------------------------------------
          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
          6.   Citizenship or Place of Organization:
               Delaware
--------------------------------------------------------------------------------
Number of      7.   Sole Voting Power: 0
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power: 284,000
Owned by       -----------------------------------------------------------------
Each           9.   Sole Dispositive Power: 0
Reporting      -----------------------------------------------------------------
Person
With           10.  Shared Dispositive Power: 284,000
--------------------------------------------------------------------------------
          11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
               284,000
--------------------------------------------------------------------------------
          12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions) [ ]
--------------------------------------------------------------------------------
          13.  Percent of Class Represented by Amount in Row (11): 8.5%
--------------------------------------------------------------------------------
          14.  Type of Reporting Person (See Instructions)
               IN
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CUSIP No. 685932105               SCHEDULE 13D                      Page 6 of 19
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Item 1.  Security and Issuer

         This is Amendment No. 2 to the Schedule 13D filed on November 17, 2000 ("Original 13D"), and to Amendment No. 1 to the Schedule 13D filed on December 15, 2000 ("Amendment No. 1 to Original 13D"), by joint filers Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners II, and Joseph Stilwell, managing and sole member of Stilwell Value LLC, and general partner of Stilwell Associates. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Oregon Trail Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 2055 First Street, Baker City, Oregon 97814. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.  Identity and Background

         (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners II, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners II; and (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates.

         The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners II and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II.

         (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Stilwell is a citizen of the United States.

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CUSIP No. 685932105               SCHEDULE 13D                      Page 7 of 19
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Item 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds initially expended by members of the Group to acquire the Common Stock held was previously reported in the Original 13D and in Amendment No. 1 to the Original 13D. Since the date of the filing of Amendment No. 1 to the Original 13D (i.e., December 15, 2000), no additional shares of Common Stock have been purchased by any members of the Group.

Item 4.  Purpose of Transaction

         As reported in the Original 13D and in Amendment No. 1 to the Original 13D, the purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The members of the Group do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock

         As reported in the Original 13D and in Amendment No. 1 to the Original 13D, members of the Group believe that the Issuer can increase shareholder value, within a reasonable period of time, by, among other things: (a) repurchasing its shares; (b) issuing special dividends; (c) liquidating various assets; and/or (d) selling the Issuer. Members of the Group also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. Further, members of the Group believe that institutions such as the Issuer should have major shareholders sitting on their Board of Directors. Finally, members of the Group are strongly opposed to the Issuer expanding in new market areas until the Issuer firmly addresses its poor return on equity.

         The Issuer has agreed to meet with members of the Group at the Issuer's headquarters to discuss the Issuer's business plans and goals for return on equity. The meeting has been scheduled for January 25, 2001. As previously reported, the Group has retained Miller Nash LLP of Portland, Oregon as local counsel.

         As reported in the Original 13D and in Amendment No. 1 to the Original 13D, members of the Group reserved the right to communicate and discuss their views with other shareholders. Therefore, on December 26, 2000, Stilwell Associates served a written demand upon the Issuer, pursuant to Oregon law, demanding that the Issuer produce: (a) its "record of shareholders," (b) copies of any minutes and records of meetings and actions of its board of directors, committees and shareholders, and any financial and accounting records, relating to Issuer's plans and goals with respect to increasing shareholder value, and
(c) other enumerated records required to be maintained by corporations under Oregon Law. (A copy of the December 26, 2000, letter is attached hereto as
Exhibit 2.) The Issuer failed to make available all the requested documents within the statutorily imposed deadline. Consequently, on January 5, 2001, Stilwell Associates commenced a lawsuit against Issuer in the Circuit Court of the State of Oregon for the County of Baker requesting that the Court issue an alternative writ of mandamus commanding Issuer to either turn over the requested
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CUSIP No. 685932105               SCHEDULE 13D                      Page 8 of 19
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documents or to appear before the Court to show cause why it has not turned over the documents. The suit also seeks, pursuant to Oregon law, all of Stilwell Associates' attorneys' fees and costs incurred in seeking the requested documents. On January 8, 2001, Circuit Judge Gregory L. Baxter issued an order allowing an alternative writ of mandamus, scheduling the show cause hearing for January 12, 2001. A copy of Stilwell Associates' petition requesting an alternative writ of mandamus is attached as Exhibit 3.

         As reported in the Original 13D and in Amendment No. 1 to the Original 13D, in the future members of the Group may, without limitation: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (c) seek representation on the Issuer's Board; and/or (d) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action. Moreover, the Group reserves the right to demand that the Issuer turn over any board of director meeting minutes and records relating to: (a) compensation granted by the Issuer to directors, including, without limitation, payments made by the Issuer to directors for their tax liability on their stock options; and/or (b) any adjustments made by the directors to the strike price on their stock options.

         As reported in the Original 13D and in Amendment No. 1 to the Original 13D, on May 1, 2000, certain members of the Group filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, members of the Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN.

         As reported in the Original 13D and in Amendment No. 1 to the Original 13D, on July 7, 2000, certain members of the Group filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter such members of the Group exercised their shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Group disposed of its shares of Cameron on the open market.

         On January 4, 2001, certain members of the Group, filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("Community Financial"). In their Schedule 13D, such members of the Group stated that they acquired the stock of Community Financial for investment purposes and that they believe the value of Community Financial's assets exceeds its current market price. Such members of Group also stated that they acquired shares of Community Financial after it announced the signing of definitive agreements for the sale of two of its four subsidiary banks and its continued pursuit of the sale of one or more of its remaining subsidiary banks. Such members of the Group stated that they believe that Community Financial can maximize shareholder value if it sells

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CUSIP No. 685932105               SCHEDULE 13D                      Page 9 of 19
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its remaining subsidiary banks or engages in another transaction that realizes the underlying value of Issuer's assets. Such members of the Group stated that if Community Financial does not sell its remaining subsidiary banks or take other appropriate steps to maximize shareholder value within a reasonable period of time, they expect to exercise their shareholder rights to influence the policies of Community Financial in this regard.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,330,647, reported as the number of outstanding shares as of October 31, 2000, on a Form 10-Q dated November 14, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners II

     (a) Aggregate number of shares beneficially owned: 284,000
         Percentage: 8.5%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 284,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 284,000

     (c) Since the filing of Amendment No. 1 to the Original 13D, Stilwell Value Partners II has not made any purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

(B)  Stilwell Associates

     (a) Aggregate number of shares beneficially owned: 284,000
         Percentage: 8.5%

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CUSIP No. 685932105               SCHEDULE 13D                     Page 10 of 19
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     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 284,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 284,000

     (c) Since the filing of Amendment No. 1 to the Original 13D, Stilwell Associates has not made any purchases of Common Stock.

     (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)  Stilwell Value LLC

     (a) Aggregate number of shares beneficially owned: 284,000 Percentage:
         8.5%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 284,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 284,000

     (c) Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners II. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II.

(D)  Mr. Joseph Stilwell

     (a) Aggregate number of shares beneficially owned: 284,000
         Percentage: 8.5%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 284,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 284,000

     (c) Since the filing of Amendment No. 1 to the Original 13D, Joseph Stilwell has not made any purchases of Common Stock.

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CUSIP No. 685932105               SCHEDULE 13D                     Page 11 of 19
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

    Exhibit No.    Description
       ---         -----------
        1          Joint Filing Agreement*
        2          Letter Dated December 26, 2000 From Stilwell Associates, L.P.
                   to The Issuer
        3          Petition for Alternative Writ of Mandamus, dated
                   January 5, 2001

        * Previously filed on November 17, 2000.


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CUSIP No. 685932105               SCHEDULE 13D                     Page 12 of 19
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 9, 2001

                                                STILWELL VALUE PARTNERS II, L.P.

                                                /s/ Joseph Stilwell
                                                --------------------------------
                                                By: STILWELL VALUE LLC
                                                    General Partner

                                                /s/ Joseph Stilwell
                                                --------------------------------
                                                By:    Joseph Stilwell
                                                       Managing and Sole Member

                                                STILWELL ASSOCIATES, L.P.

                                                /s/ Joseph Stilwell
                                                --------------------------------
                                                By:    Joseph Stilwell
                                                       General Partner

                                                STILWELL VALUE LLC

                                                /s/ Joseph Stilwell
                                                --------------------------------
                                                By:    Joseph Stilwell
                                                       Managing and Sole Member

                                                JOSEPH STILWELL

                                                /s/ Joseph Stilwell
                                                --------------------------------
                                                Joseph Stilwell